November 10, 2005

VIA EDGAR AND U.S. MAIL

Ms. Angela J. Halac
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

RE:	Ultra Pure Water Technologies, Inc. Item 4.01 Form 8-K Filed August 1, 2005 File No. 000-28267

Dear Ms. Halac:

This letter has been prepared in response to your request for Ultra Pure Water Technologies, Inc. (“UPWT” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your August 10, 2005 letter to Daniel D. LeBlanc (the “Comment Letter”) concerning the above-referenced Item 4.01 of Form 8-K (the “Form 8-K”).

Concurrently with the filing of this Response Letter, the Company is also filing an Amendment to the Form 8-K (the “Amended Form 8-K”), which Amended Form 8-K incorporates, as appropriate, the responses of the Company contained herein.

The following are the Company’s responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Item 4.01 of Form 8-K

COMMENT 1:	The statement by the company that Rachlin Cohen & Holtz has been engaged as your independent accountant implies that the company had a previous auditor. Item 304 of Regulation S-B describes the disclosure requirements of the Item 4.01 on Form 8-K. In order for the former accountants to submit to you the letter required by Item 304(a)(3) of Regulation S-B, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountant’s letter should be filed with the Commission as an exhibit to the 8-K when initially filed or as a subsequent amendment thereto no later than 10 days after the initial Form 8-K was filed.

RESPONSE 1:
UPWT is formerly Hundred Mile Plus LTD., Inc. and VDO.com. In June 2001, Crouch, Bierwolf & Chisholm, LLP (“Crouch”), independent certified public accountants, previously engaged as the principal accountants to audit the financial statements of VDO.com, Inc., resigned as auditors of VDO.com. The Board of Directors of VDO.com accepted, but did not recommend or approve Crouch’s resignation. The Company disclosed the resignation of Crouch in the Form 8-K filed with the Commission on February 5, 2002 (File No. 000-28267).

In June 2001, Zakheim, Roth & Co. LLP (“Zakheim”) also resigned as an independent certified public accounting firm for the VDO.com. Zakheim resigned because it was not registered with the Commission and therefore it was unable to audit the VDO.com. VDO.com’s Board of Directors accepted, but did not recommend or approve, Zackeim’s resignation.

The Company has revised the Amended Form 8-K to include the disclosure requirements of Item 304 of Regulation S-B as requested by the Commission. The Amended Form 8-K also contains, as an exhibit thereto, the letter from Zakheim required by Item 304(a)(3) of Regulation S-B.

Should you have any questions concerning this Response Letter or the Amended Form 8-K, please contact me at (337) 233-7317.

Very truly yours,

/s/ Daniel D. LeBlanc
Daniel D. LeBlanc
President and Chief Executive Officer

cc: Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP